                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

       American Income Partners IV-D Limited Partnership, A Massachusetts
                              Limited Partnership
--------------------------------------------------------------------------------
                                (Name of Issuer)

                Units representing Limited Partnership Interests
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      None
         ------------------------------------------------------------
                                 (CUSIP Number)

                      Gary D. Engle, President, AAL, Inc.
            98 North Washington Street, Boston, Massachusetts 02114
                                 (617) 854-5800
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               September 30, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less -of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. None                                        Page 2 of 4 Pages
------------------------                              --------------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Atlantic Acquisition Limited Partnership
      I.R.S. I.D. No. 04-3281675
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3.    SEC USE ONLY

--------------------------------------------------------------------------------
4.    SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [_]

--------------------------------------------------------------------------------
6.    CITIZENSHIP OR PLACE OF ORGANIZATION
      Massachusetts

--------------------------------------------------------------------------------
   NUMBER OF   7.  SOLE VOTING POWER
    SHARES         None

               -----------------------------------------------------------------
 BENEFICIALLY  8.  SHARED VOTING POWER
   OWNED BY        None

               -----------------------------------------------------------------
     EACH      9.  SOLE DISPOSITIVE POWER
   REPORTING       None

               -----------------------------------------------------------------
    PERSON     10. SHARED DISPOSITIVE POWER
     WITH          None

--------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      None

--------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]

--------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

--------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON
      PN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. None                                        Page 3 of 4 Pages
------------------------                              --------------------------


Item 1. Security and Issuer

   This Statement relates to units (the "Units") representing limited partnership interests of American Income Partners IV-D, A Massachusetts Limited Partnership, a Massachusetts limited partnership (the "Partnership"), which has its principal executive offices at 98 North Washington Street, Boston, Massachusetts 02114.

Item 2. Identity and Background

   The person filing this Statement is Atlantic Acquisition Limited Partnership, a Massachusetts limited partnership ("Atlantic"). Atlantic was formed to acquire and hold the Units owned by it. The general partner of Atlantic is AAL, Inc. ("AAL"), a Massachusetts corporation whose sole activity is acting as the general partner of Atlantic. The executive officers and directors of Atlantic are Gary D. Engle and James A. Coyne, both of whom are U.S. citizens. Mr. Engle is the President of the Executive Committee of Equis Financial Group ("Equis"), and Mr. Coyne is Vice President of the Executive Committee of Equis. Mr. Engle also controls AAL. Equis is a Massachusetts general partnership engaged in the business of negotiating, arranging and managing the leasing, re-leasing, financing, refinancing and selling of equipment on lease to major corporations. The business address of each of Atlantic, AAL, Mr. Engle, Mr. Coyne and Equis is 98 North Washington Street, Boston, Massachusetts 02114.

   During the last five years, neither Atlantic nor, to the best of Atlantic's knowledge, any of the other persons named in this Item 2 (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

   Not applicable.

Item 4. Purpose of Transaction

   Not applicable.

                                  SCHEDULE 13D

------------------------                              --------------------------
CUSIP No. None                                        Page 4 of 4 Pages
------------------------                              --------------------------


Item 5. Interest in Securities of the Issuer

   Atlantic disposed of all 108,955 Units owned by it on September 30, 1996, transferring them to Equis. No other person named in Item 2 owns any Units.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

   Not applicable.

Item 7. Material to Be Filed as Exhibits

   Not applicable.

Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       ATLANTIC ACQUISITION LIMITED
          October 7, 1996              PARTNERSHIP
-------------------------------------
               Date
                                       By:  AAL, Inc., its general partner

                                       By:  /s/ Gary D. Engle
                                            ------------------------------------
                                            Name:  Gary D. Engle
                                            Title: President